Exhibit 12.1
ENCORE ACQUISITION COMPANY
RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratios)

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
Pretax earnings	$37,304	$36,038	$66,484	$69,060
Adjustments:
Add fixed charges:
Interest expense	10,718	7,448	22,505	14,407
Interest capitalized	—	—	—	—
Rental expense attributable to interest	163	65	369	182

Total fixed charges	10,881	7,513	22,874	14,589

Deduct:
Interest capitalized	—	—	—	—

Total deductions	—	—	—	—

Adjusted earnings	$48,185	$43,551	$89,358	$83,649

Ratio of earnings to fixed charges	4.4	5.8	3.9	5.7